Exhibit 99(a)(8)

Westminster Capital, Inc.
9665 Wilshire Boulevard, Suite M-10
Beverly Hills, California 90212

April 18, 2002

Dear Stockholders:

        Westminster Capital, Inc. (the "Company" or "Westminster") is offering to purchase any and all of the outstanding shares of Westminster common stock (the "Shares") from our existing stockholders for a purchase price of $2.80 per share, net to the seller in cash, without interest, less any required withholding taxes (the "Offer"). Although the Offer is being made to all holders of the Shares, William Belzberg, chairman of the board of directors and chief executive officer of Westminster, Hyman Belzberg, a director of Westminster, Keenan Behrle, a director and executive vice president of Westminster, and certain other stockholders (collectively, the "Continuing Stockholders") have advised us that they do not intend to tender any Shares pursuant to this Offer.

        The purpose of the Offer is to provide the holders of our common stock with liquidity for their Shares at a price that Westminster's board of directors, based upon the recommendation of the Special Committee composed of three independent members of the board of directors (the "Special Committee"), has determined to be fair to Westminster's stockholders (other than the Continuing Stockholders).

        Following the purchase of the Shares by Westminster pursuant to the Offer, the number of Shares that are publicly traded and the number of stockholders will be reduced, which could adversely affect the liquidity and the market value of the remaining Shares held by the public and may result in the Shares being delisted from the American Stock Exchange and/or the Archipelago Exchange. Also, if there are less than 300 holders of record following the completion of the Offer, given the continuing cost of public reporting and compliance, Westminster intends to delist its stock from the American Stock Exchange and the Archipelago Exchange and to terminate its registration under the Securities Exchange Act of 1934, as amended. If this occurs, Westminster will become a private company and there will be no public market for the Shares.

        The Offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. We encourage you to read these materials carefully before making any decision with respect to the Offer. The instructions on how to tender Shares are also explained in detail in the accompanying materials.

        The Special Committee has determined that the Offer is fair to and in the best interests of Westminster's stockholders (other than the "Continuing Stockholders), and recommends that Westminster's stockholders tender their Shares pursuant to the Offer. The Special Committee received a fairness opinion from its financial advisor, Houlihan Lokey Howard & Zukin Financial Advisors, Inc., that a price of $2.80 per share was fair to the stockholders from a financial point of view. The Special Committee recommends that the stockholders accept the Offer and tender their Shares pursuant to the Offer.

        The Offer will expire at 5:00 p.m., New York City time, on May 17, 2002, unless extended by Westminster. If you have any questions or require any assistance or for additional copies of the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery, you may call Georgeson Shareholder Communications, Inc., the Information Agent for the Offer, at (866) 219-9943 (toll free) or Georgeson Shareholder Securities Corporation, the Dealer Manager for the Offer, at (800) 445-1790.

                      Sincerely,

                      William Belzberg
                       Chairman of the Board of Directors and
                      Chief Executive Officer